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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                              ALLTRISTA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    020040101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Marlin Partners II, L.P.
                            Attn: Martin E. Franklin
                           555 Theodore Fremd Avenue,
                                  Suite B-302,
                                  Rye, NY 10580
                                 (914) 967-9400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             William J. Grant, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                January 29, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 020040101                                            Page 2 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marlin Partners II, L.P.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                620,800

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       0
BENEFICIALLY
 OWNED BY              --------- -----------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     620,800

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            620,800

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.81%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                     2 of 6

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     This Amendment No. 6 to Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Alltrista Corporation, an Indiana corporation (the "Company"). This Amendment No. 6 amends the Schedule 13D, as amended (the "Schedule 13D"), of Marlin Partners II, L.P. Capitalized terms used in this Amendment No. 6 but not otherwise defined have the meaning ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

     The Company has initiated a process through which it has solicited indications of interest in a possible sale of the Company, and the Reporting Person is participating in this process. In addition, the Reporting Person has notified the Company, pursuant to the Company's By-Laws, that it intends to nominate Mr. Martin E. Franklin and Mr. Ian G.H. Ashken for election as directors of the Company at the Company's 2001 annual meeting of stockholders. The Reporting Person intends to nominate Messrs. Franklin and Ashken because it believes that, irrespective of whether a sale of the Company occurs, the nominees can contribute to the creation of shareholder value for the Company over the long term. If Messrs. Franklin and Ashken are elected as directors of the Company, they would recuse themselves from consideration of matters relating to any bid submitted by the Reporting Person.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

     (a) The Reporting Person beneficially owns 620,800 shares of Common Stock, representing 9.81% of the issued and outstanding shares of Common Stock, based on the 6,329,859 shares of Common Stock reported by the Company to be issued and outstanding as of


                                     3 of 6

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October 29, 2000 in the Company's quarterly report on Form 10-Q for the quarter ended October 1, 2000.

     (b) The Reporting has sole voting and dispositive power over all the shares described in paragraph (a) above.

     (c) The Reporting has not acquired or disposed of or entered into any other transaction with respect to any shares of Common Stock during the past 60 days.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is deleted in its entirety and replaced with the following:

     In connection with its participation in the Company's process described in
Item 4, the Reporting Person has signed an agreement pursuant to which it has agreed to maintain the confidentiality of certain information that may be provided to it by the Company and has also agreed that, until December 23, 2001, it and its affiliates will not: (i) acquire or propose to acquire, by purchase or otherwise, any equity securities of the Company ("Equity Securities") or any assets of the Company or any rights to acquire any Equity Securities or assets of the Company and (ii) make any public announcement with respect to any form of negotiated business arrangement involving the Company, exclusive of any disclosure obligations that it may have pursuant to Sections 13(d) or 14 of the Securities Exchange Act of 1934. The Reporting Person


                                     4 of 6

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further agreed that, until December 23, 2002, it will not, without the Company's prior written consent, directly or indirectly solicit for employment any person now employed by the Company or its subsidiaries.

Item 6. Material to Be Filed as Exhibits.

     The following exhibit is filed hereto:

Exhibit A      Notice of Nomination, dated January 29, 2001, from Cede & Co. to
               Alltrista Corporation


                                     5 of 6

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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2001                 MARLIN PARTNERS II, L.P.

                                        By: Marlin Management, L.L.C., its
                                            General Partner


                                        By: /s/ Martin E. Franklin
                                            ------------------------------
                                            Name:  Martin E. Franklin
                                            Title: Managing Member


                                     6 of 6

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                                  EXHIBIT INDEX

Exhibit        Title
-------        -----

Exhibit A      Notice of Nomination, dated January 29, 2001, from Cede & Co. to
               Alltrista Corporation